SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             BERENS INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   083687-10-3
                                 (CUSIP Number)

           Manfred Sternberg 701 N. Post Oak Rd., Suite 630, Houston,
                          Texas 77024, (713) 682-7400
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.          [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  083687-10-3                                   Page  2  of  6

(1)  Name  of  Reporting  Person  and  IRS  Identification  No. of Above Person:

                                Manfred Sternberg

(2)  Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                       (a)   [ ]
                                                                       (b)   [ ]

(3)  SEC  Use  Only

(4)  Source  of  Funds  (See  Instructions)

                                       OO

(5)  Check  if  Disclosure  of  Legal  Proceedings
     is  Required  Pursuant  to  Items  2(d)  or  2(e).                      [ ]

(6)  Citizenship  or  Place  of  Organization

                            United States of America

Number     (7)  Sole  Voting  Power
of                              10,897,251
Shares
Bene-
ficially   (8)  Shared  Voting  Power
Owned                           -0-
by
Each
Report-    (9)  Sole  Dispositive  Power
ing                            10,897,251
Person
With:
          (10)  Shared  Dispositive  Power
                               -0-

(11) Aggregate  Amount  Owned  by  Each  Reporting  Person
                               10,897,251


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See  Instructions)
                                                                             [ ]


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CUSIP  No.  083687-10-3                                   Page  3  of  6

(13) Percent  of  Class  Represented  by  Amount  if  Row  (11)

                                      37.1%

(14) Type  of  Reporting  Person
                                       IN

Please  note:

     Berens Industries, Inc. ("Berens") is the issuer. Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Sternberg. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Sternberg desires to convert. Until the time that Berens effects the1:5 reverse split of its common shares, Mr. Sternberg is reporting as beneficial ownership of common stock, his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, and his direct holdings of common stock is 611,750 shares of common stock.


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CUSIP  No.  083687-10-3                                   Page  4  of  6

ITEM  1     Security  and  Issuer

     This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Berens Industries, Inc., whose address is 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

ITEM  2.     Identity  and  Background

     (a)  Manfred  Sternberg.

     (b)  Business  address:  701  N.  Post  Oak  Rd., Suite 630, Houston, Texas
          77024.

     (c) Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of Berens Industries, Inc., 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

     (d) Mr. Sternberg has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) Mr. Sternberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr.  Sternberg  is  a  citizen  of  the  United  States  of  America.


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On July 23, 2001, Berens and Mr. Sternberg entered into a Stock Exchange Agreement (the "Transaction") which provided for the acquisition by Berens of Mr. Sternberg's shares of Solis Communications, Inc. in exchange for 200 shares of Berens Series A Preferred Stock.

     Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Sternberg. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Sternberg desires to convert. Until the time that Berens effects the1:5 reverse split of its common shares, Mr. Sternberg is reporting as beneficial ownership of common stock, his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, and his direct holdings of common stock is 611,750 shares of common stock.


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CUSIP  No.  083687-10-3                              Page  5  of  6

ITEM  4.     Purpose  of  Transaction

     Mr. Sternberg made this Transaction as an investment in an industry in which Mr. Sternberg has invested in the past. As a result of the Transaction, Mr. Sternberg was appointed as the Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of Berens.

(a) Mr. Sternberg may, from time to time, acquire additional securities of Berens for investment purposes. In connection with Mr. Sternberg's position as an executive officer of Berens, he could receive as compensation, stock and options to acquire shares of common stock of Berens.

(b) Mr. Sternberg has no present plans or proposals for an extraordinary corporate transaction involving Berens.

(c) Mr. Sternberg has no present plans or proposals involving the sale or transfer of a material amount of assets of Berens or any of its subsidiaries.

(d) Mr. Sternberg has no present plans or proposals involving any change in the present board of directors or management of Berens, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. In connection with the Transaction, Mr. Sternberg was appointed as the Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of Berens. On July 23, 2001, a majority of shareholders of Berens, including Mr. Sternberg, by consent, elected Mr. Sternberg as a Director and Mr. Sternberg expects to take office as a Director of Berens on or about September 24, 2001.

(e) Mr. Sternberg has no present plans or proposals for a material change in the present capitalization or dividend policy of Berens.

(f) Mr. Sternberg has no present plans or proposals for a material change in Berens business or corporate structure.

(g) Mr. Sternberg has no present plans or proposals for changes in Berens charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Berens by any person.

(h) Mr. Sternberg has no present plans or proposals for causing a class of securities of Berens to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Sternberg has no present plans or proposals for a class of securities of Berens becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Mr. Sternberg has no present plans or proposals for any actions similar to those enumerated above.


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CUSIP  No.  083687-10-3                                   Page  6  of  6

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) Berens does not have enough authorized common stock at this time to effect a conversion of its Series A Preferred Stock that is held by Mr. Sternberg. Berens has reported that it will effect a 1:5 reverse split of its common shares and Series A Preferred Stock on or shortly after ten days after September 4, 2001, pursuant to a shareholder consent. At that time, Berens will have enough common stock to convert its Series A Preferred Stock, if Mr. Sternberg desires to convertUntil the time that Berens effects the1:5 reverse split of its common shares, Mr. Sternberg is reporting as beneficial ownership of common stock, his memo allocation of 10,285,501 shares of common stock, which is one-third of the currently authorized and unissued common stock available for the conversion of his Series A Preferred Stock, and his direct holdings of common stock is 611,750 shares of common stock. Each share of Series A Preferred Stock is convertible into 233,975 shares of common stock. On a pro forma basis, and after the reverse split, Mr. Sternberg would be the beneficial owner of 9,359,000 shares of common stock related to his Series A Preferred Stock, and the 122,350 shares of common stock he presently owns. These beneficial holdings, totaling 9,481,350 shares of common stock, would represent 71.9% of the outstanding common stock of Berens on a pro forma post-reverse-split basis.

(b) Mr. Sternberg has sole voting and dispositive power for all of the 10,897,251 shares of common stock of Berens that he beneficially owns at this time.

(c) Mr. Sternberg has not made any transactions in Berens common stock during the past sixty days, other than as described herein.

(d) Other than Mr. Sternberg, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Sternberg's holdings in Berens.

(e)  Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 23, 2001, Berens and Mr. Sternberg entered into a Stock Exchange which provided for the acquisition by Berens of Mr. Sternberg's shares of Solis Communications, Inc. in exchange for 200 shares of Berens Series A Preferred Stock. This is the Transaction that triggered the requirement to file this
Schedule  13D.

Also on July 23, 2001, Mr. Sternberg entered into an Option and Distribution Agreement with Yolana Partnership, Ltd., a holder of more than 5% of our common stock, that provides that if Berens spins off its Artmovement.com, Inc.
subsidiary to shareholders, then Mr. Sternberg will sell his shares of Artmovement.com, Inc. to Yolana under certain conditions.


ITEM  7.     Material  to  be  Filed  as  Exhibits

             10.1     Stock  Exchange  Agreement.

             10.2     Option  and  Distribution  Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date                                    ----------------------------------
July  30,  2001                         /s/     Manfred  Sternberg
                                                Manfred  Sternberg


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